SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF AUGUST 2003

OCEAN RIG ASA
OCEAN RIG NORWAY AS
OCEAN RIG 1 AS
OCEAN RIG 2 AS

(Exact name of each Registrant as specified in its Charter)
NOT APPLICABLE
(Translation of Registrants’ names into English)

Koppholen 4 (Forus)
NO-4313 Sandnes
Norway
011-47-51-96-90-00
(Address of Registrants’ principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [x] Form 40-F [  ]

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [x]

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 22, 2003

OCEAN RIG ASA

By:	/s/ ERLING MEINICH-BACHE

Erling Meinich-Bache
Senior Vice-President, Accounting

OCEAN RIG NORWAY AS

By:	/s/ ERLING MEINICH-BACHE

Erling Meinich-Bache
Senior Vice-President, Accounting

OCEAN RIG 1 AS

By:	/s/ ERLING MEINICH-BACHE

Erling Meinich-Bache
Senior Vice-President, Accounting

OCEAN RIG 2 AS

By:	/s/ ERLING MEINICH-BACHE

Erling Meinich-Bache
Senior Vice-President, Accounting

TABLE OF CONTENTS

Exhibit
Numbered	Description	Pages
Exhibit I	Quarterly Report for the Period Ending 30 June 2003	3
Exhibit II	Press Release, 2 June 2003 OCR – New President Thor Kristian Haugnaess new President	33
Exhibit III	Press Release, 5 June 2003 OCR – New Contract for Eirik Raude	34
Exhibit IV	Press Release, 30 June 2003 OCR – BP exercises 3rd option for Leiv Eiriksson	35
Exhibit V	Press Release, 8 July 2003 OCR – 2002 Annual Report on Form 20-F	36
Exhibit VI	Press Release, 15 August 2003 OCR – Second quarter reporting	37
Exhibit VII	Press Release, 21 August 2003 OCR – Options to Management	47

EXHIBIT I

QUARTERLY REPORT
For the period ended June 30, 2003

OCEAN RIG ASA
AND SUBSIDIARIES

Koppholen 4
P.O. Box 409 Forus
4067 Stavanger
Norway
011-47-51-96-90-00

This quarterly report (the “Report”) is being furnished to the registered holders of the 10¼% Senior Secured Notes Due 2008 of Ocean Rig Norway AS, pursuant to Section 4.02 of the Indenture dated as of August 15, 1998, and to the lenders of the Floating Rate Senior Secured Loans Due 2008 of Ocean Rig Norway AS, pursuant to Section 6.01 of the Credit Agreement dated as of May 27, 1998. The Report has been filed on Form 6-K with the United States Securities and Exchange Commission.

OCEAN RIG ASA AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
for the three and six months ended June 30, 2002 and 2003 (unaudited)

	Three months ended		Six months ended

	June 30,	June 30,	June 30,	June 30,	June 30,
	2002	2003	2002	2003	2003
	NOK	NOK	NOK	NOK	USD 1)

	(Amounts in thousands except
	per share information)
Operating revenues:	125,505	184,644	210,124	370,145	51,235
Operating expenses:
Salaries and other personnel expenses	63,058	11,580	90,203	52,639	7,286
Other operating and administrative expenses	87,770	76,974	211,045	126,065	17,450
Depreciation and amortization	32,647	73,291	64,949	798,348	110,506

Total operating expenses	183,475	161,844	366,197	977,051	135,241

Operating Profit/ (loss)	(57,970)	22,799	(156,073)	(606,907)	(84,007)

Interest and other financial income	686,315	151,752	809,934	153,766	21,284
Interest and other financial expenses	(213,878)	(252,040)	(305,669)	(482,259)	(66,753)

Net financial income (loss)	472,437	(100,288)	504,265	(328,493)	(45,469)

Earnings / (Loss) before taxes	414,467	(77,488)	348,192	(935,399)	(129,476)

Taxes	41	0	(16)	0	0

Net income/ (loss)	414,508	(77,488)	348,176	(935,399)	(129,476)

Basic earnings / (loss) per share2)	25.6	(0.75)	28.4	(17.88)	(2.47)
Diluted earnings / (loss) per share2)	22.9	(0.75)	24.8	(17.88)	(2.47)

1) Translation of amounts from Norwegian Kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader at the noon buying rate on June 30, 2003 of $1.00 = NOK 7.2245.

The accompanying notes are an integral part of these consolidated financial statements

2) All figures relating to earnings per share and diluted earnings per share are adjusted to reflect the reverse split of the share (10:1) carried out on 21 May 2003.

OCEAN RIG ASA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
as of December 31, 2002 and June 30, 2003

	December	June 30,	June 30,
	31, 2002	2003	2003
		(unaudited)	(unaudited)
	NOK	NOK	USD 1)

	(Amounts in thousands)
ASSETS
Machinery and equipment	8,555,725	8,094,708	1,120,452
Long term receivables and other assets	93,920	83,372	11,540

Total non-current assets	8,649,645	8,178,080	1,131,993

Current receivables	120,310	116,508	16,127
Restricted cash	8,627	16,713	2,313
Cash and cash equivalents	137,346	127,153	17,600

Total current assets	266,283	260,374	36,040

Total assets	8,915,928	8,438,454	1,168,033

LIABILITIES AND SHAREHOLDERS’ EQUITY
Share capital	492,887	528,526	73,157
Other equity	3,965,153	3,356,511	464,601

Total shareholders’ equity	4,458,040	3,885,037	537,759

Pension liabilities	591	592	82
Convertible loan	996,143	1,006,872	139,369
Long-term debt	3,105,494	3,260,671	451,335

Total long-term liabilities	4,102,228	4,268,135	590,786

Short term loan	84,322	62,678	8,676
Accounts payable	59,199	36,842	5,100
Other current liabilities	212,139	185,763	25,713

Total current liabilities	355,660	285,283	39,488

Total liabilities and shareholders’ equity	8,915,928	8,438,454	1,168,033

1)	Translation of amounts from Norwegian Kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader at the noon buying rate on June 30, 2003 of $1.00 = NOK 7.2245.

The accompanying notes are an integral part of these consolidated financial statements

OCEAN RIG ASA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
for the three and six months ended June 30, 2002 and 2003 (unaudited)

	Three months ended		Six months ended

	June 30,	June 30,	June 30,	June 30,	June 30,
	2002	2003	2002	2003	2003
	NOK	NOK	NOK	NOK	USD 1)

	(Amounts in thousands)
Cash flow from operating activities:
Net loss	414,508	(77,488)	348,176	(935,399)	(129,476)
Adjustment to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	77,290	86,758	146,850	828,598	114,693
Net unrealized foreign exchange (gain) / loss	589,546	17,329	(679,838)	144,303	19,974
Change in operating assets and liabilities:
Other current assets	(34,351)	(16,944)	(82,919)	(48)	(7)
Accounts payable	(13,892)	(8,005)	(11,990)	(22,359)	(3,095)
Other liabilities	184,569	(14,726)	103,423	(2,838)	(393)

Net cash flow (used in) provided by operating activities	38,578	(13,075)	(176,298)	12,258	1,697

Cash flow from investing activities:
Payments related to building contracts	(804,769)	(12,558)	(1,086,695)	(30,354)	(4,202)
Change in restricted cash	69,826	(461)	75,572	5,733	794
Purchase of machinery and equipment	(21,141)	326	346,106	115	16
Net change in non-current receivable	3,065	(320)	2,741	(810)	(112)

Net cash flow used in investing activities	(753,019)	(13,013)	(662,276)	(25,316)	(3,504)

Cash flow from financing activities:
Net proceeds from issuance of common shares	529,833	0	1,051,177	32,746	4,533
Net proceeds from issuance of notes and loans	320,327	0	(203,217)	(31,296)	(4,332)

Net cash flow provided by financing activities	850,160	0	847,960	1,450	201

Effect of exchange rate changes on cash	(31,631)	33	(37,086)	1,415	196

Net increase (decrease) in cash during the period	104,088	(26,055)	(27,700)	(10,193)	(1,411)
Cash and cash equivalents at beginning of period	38,417	153,208	170,205	137,346	19,011

Cash and cash equivalents at end of period	142,505	127,153	142,505	127,153	17,600

1)	Translation of amounts from Norwegian Kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader at the noon buying rate on June 30, 2003 of $1.00 = NOK 7.225.

The accompanying notes are an integral part of these consolidated financial statements

OCEAN RIG ASA
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     General

In these unaudited interim financial statements, references to the “Company” or “Ocean Rig” are to Ocean Rig ASA as described in Note 1 to the financial statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002.

The unaudited interim financial statements should be read in conjunction with the audited financial statements and notes thereto as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002, which were included in the Company’s annual report on Form 20-F. The unaudited interim financial statements have been prepared using the same principles as in previous periods as described in Note 1 to such audited financial statements.

The financial information included herein reflects, in the opinion of the Company, all adjustments (which include normally recurring adjustments) necessary to present fairly the financial position, results of operation and cash flows for the periods presented. The results for the interim periods are not necessarily indicative of the results for the entire year.

The financial statements have been prepared in accordance with Norwegian generally accepted accounting principles (“Norwegian GAAP”). Norwegian GAAP differs in certain significant respects from accounting principles generally accepted in the United States (“US GAAP”). For additional information relating to US GAAP, see Note 13.

The Company maintains its accounting records and prepares its financial statements in Norwegian kroner (“NOK”). Amounts included in the financial statements and notes are stated in thousands of Norwegian kroner (or thousands of U.S. dollars), except where otherwise noted. The U.S. dollar (“USD”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the rate of NOK 7.225 per USD 1.00, the noon rate on June 30, 2003. Such translations should not be construed as representations that the NOK amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate.

There were no dividends declared by the Company for the unaudited interim periods presented.

2.     Basic and diluted earnings / loss per share

Basic earnings per share calculations are based on the weighted-average number of common shares outstanding during the period, while diluted earnings per share calculations are calculated using the weighted-average number of common shares and dilutive securities outstanding during each period. The diluted share base for the three and six months ended June 30, 2002 includes 22,214 shares and 29,711 shares respectively, related to employee stock options and outstanding warrants as well as 2,103,034 shares relating to convertible debt for the three and six months ended June 30, 2002[1]. The diluted share base for the six months ended June 30, 2003 excludes any incremental shares as any additional shares would be antidilutive.

3.     Long-Term Debt

[1]	All figures relating to earnings per share and diluted earnings per share are adjusted to reflect the reverse split of the share (10:1) carried out on 21 May 2003.

On May 27, 1998, Ocean Rig Norway AS, which is wholly owned by Ocean Rig ASA, completed an offering of USD 225.0 million (NOK 1,703 million at historical exchange rate) aggregate principal amount of its 10 1/4% Senior Secured Notes due 2008 (the “Notes”). The Notes are fully and unconditionally guaranteed on a joint and several basis by Ocean Rig ASA, Ocean Rig 1 AS and Ocean Rig 2 AS. The Notes mature on June 1, 2008.

Concurrently with the offering, Ocean Rig Norway AS entered into a floating rate loan credit facility, pursuant to which a syndicate of lenders made floating rate senior secured loans to Ocean Rig Norway at an aggregate principal amount of USD 125.0 million (NOK 946.0 million at historical exchange rate) (the “1998 Loans”). The 1998 Loans are due on June 1, 2008 and bear interest at a rate of 475 basis points over LIBOR.

The net proceeds of the offering of the Notes, together with the 1998 Loans, were used primarily to fund the costs of construction of two deepwater semisubmersible drilling rigs owned by the Company (Leiv Eiriksson and Eirik Raude) and pay interest on the Notes and the 1998 Loans.

Certain provisions of the documents governing the Notes and the 1998 Loans were amended in June 2001 pursuant to a consent solicitation in order to enable consummation of the Company’s drilling contract with EnCana (formerly PanCanadian Energy Corp. and PanCanadian Petroleum, Ltd.) for Eirik Raude.

In May / June 2000, the Company issued convertible bonds totaling NOK 200.0 million (USD 21.9 million at historical exchange rate). Terms of the bonds include a 5-year maturity, 13% coupon and a conversion price of NOK 22.83 per share (updated as of March 31, 2003). In October 2000, the Company issued additional convertible bonds totaling NOK 300.0 million (USD 32.8 million at historical exchange rates). Terms of these bonds include a 5-year maturity, 11% coupon and a conversion price of NOK 24.45 per share (updated as of March 31, 2003). During August / September 2002 NOK 66.0 million and NOK 41.0 million of the NOK 200.0 million convertible bond and NOK 300 million convertible bonds, respectively, were converted to the Company’s new Mandatory Convertible Bond issued in August / September 2002.

In June 2001, Ocean Rig 2 AS, a wholly owned subsidiary of Ocean Rig Norway AS, entered into a floating rate loan credit facility, with Credit Suisse First Boston as agent for the lenders, for an aggregate principal amount of USD 100 million (the “2001 Loans”). The 2001 Loans were incurred in order to refinance a term loan facility entered into in May 1998 with Fortis Bank (formerly MeesPierson N.V.) and Nordea Bank (formerly Christiania Bank og Kreditkasse ASA) for construction and completion of the rigs. There were no funds drawn under the term loan facility. In November 2001, the Company entered into an agreement to refinance the 2001 Loans with a six year term loan for an amount up to USD 100 million entered into with Nordea Bank Norge and Fortis Bank ( the “Fortis Facility”) . On June 21, 2002 the Company gave an irrevocable notice to the lenders of the 2001 Loans that it intended to refinance the 2001 Loans with the Fortis Facility. The refinancing was effective after the mechanical completion of Eirik Raude on June 21, 2002. The Fortis Facility was drawn down on June 28, 2002 and at the same time the 2001 Loans were repaid in full by the proceeds received from the Fortis Facility.

The Company is subject to the covenants and other agreements set forth in the executed loan agreement (as amended) governing the Fortis Facility. The Fortis Facility is secured by a first priority security interest in Eirik Raude and related assets (previously held by the lenders of the 2001 Loans and released upon repayment of the 2001 Loans).

The Fortis Facility will mature on February 28, 2008, and bears interest at a rate of LIBOR plus the applicable margin, which ranges between 1.75% per annum and 2.75% per annum, depending on whether Eirik Raude is under contract, the length of such contract, and minimum cash balances. The covenants under the loan agreement place restrictions on certain corporate activities such as distributions, affiliate transactions and excess cash. The agreement also contains standard events of default, including defaults in the payment of principal or interest, invalidity of security documents, cancellation of insurance in respect of Eirik Raude and bankruptcy. The loan may be prepaid in whole or in part, without penalty or premium, upon 10 banking days’ notice. Interest on the loan is paid quarterly and the loan amortizes semi-annually, with a lump sum payment being due on the maturity date.

After completion of Eirik Raude and delivery of the rig on contract with EnCana Corporation in November 2002, certain amendments were made to the Fortis Facility. The amendments reduces the minimum requirement for free cash balances, changes the installment schedule of the loan and gives the Company the opportunity to replace installments on the loan with deposits to a restricted retention account. Accumulated balance in the retention account cannot be used by the Company. The Company has chosen to make deposits to the retention account and thus, have no installments on the loan until final maturity of the loan on February 28, 2008, in order to retain maximum refinancing flexibility. The Company can at any time bring deposits to the retention account to a close and use accumulated balance in the retention account to pay installments on the loan up to date and thereafter pay installments in accordance with the original installment plan. In addition, in May 2003, the Company obtained temporary waivers with respect to certain covenants relating to minimum capital and value adjusted equity requirements.

In May / June 2002, the Company issued a zero coupon bond totaling USD 52.9 million with payment to the company of USD 43.1 million resulting in a discount of USD 9.8 million. The loan amortizes in four separate installments on October 13, 2002, December 13, 2002, March 13, 2003 and May 13, 2003. The Company has the right to extend the final installment, fully or partly by up to three months. The right can only be used one time. An interest rate of 2.5% per month will be payable by the Company if the extension clause is used. In August / September 2002 a total of USD 32.6 million of the May 2002 zero coupon loan was converted to a new Zero coupon Mandatory Convertible Bond issued by the Company in August/ September 2002 with maturity August 23, 2005. In May 2003, the Company announced that it had exercised the option to extend the final installment of the May 2002 bond by three months to August 13, 2003. The loan was fully repaid on August 13, 2003.

In August/ September 2002, the Company issued a Mandatory Convertible Bond totaling NOK 669.5 million (USD 88.1 million at historical exchange rates) consisting of NOK 323.9 million (USD 42.6 million at historical exchange rates) in new liquidity and NOK 345.6 (USD 45.5 million at historical exchange rates) that was converted from existing loans to the new loan. The loan is convertible into shares in the Company at a conversion price of NOK 3.50 per share.

Participants in the new Mandatory Convertible Bond were given a total of 191,275,323 independent subscription rights, each granting the right to subscribe to one share in Ocean Rig for NOK 1 per share by October 31, 2002. On October 31, 2002 a total of 191,258,154 of the independent subscription rights were exercised. Rights not exercised by October 31, 2002 lapsed.

Restricted Cash

Restricted cash relates to cash paid to the retention account relating to the Fortis Facility, cash pledged as collateral for bank guarantees, collateral to other suppliers and employee withholding tax amounts.

Below are restricted cash items at December 31, 2002 and June 30, 2003:

	As of December 31, 2002	As of June 30, 2003	As of June 30, 2003

	NOK	NOK	USD

		(amounts in thousands)
Trust Accounts
Fortis Facility account	2,881	13,819	1,913
Pledged as collateral for bank guarantees to shipyards/ suppliers and other restricted cash items	5,746	2,894	400

Total restricted cash	8,627	16,713	2,313

4.      Interest and other financial expenses

	Three months ended June 30,		Six months ended June 30,

	2002	2003	2002	2003

	NOK	NOK	NOK	NOK
	(amounts in	(amounts in	(amounts in	(amounts in
	thousands)	thousands)	thousands)	thousands)
Total interest expense	112,971	81,860	241,820	166,579
Less capitalized interest	(103,005)		(195,370)
Amortization of debt issuance costs	12,920	5,535	25,680	11,182
Foreign exchange losses	189,613		228,712	127,018
Other financial expenses	1,379	873	4,827	2,177

Interest and other financial expenses	213,878	88,269	305,669	306,956

5.      Debt Issuance Costs

Debt issuance costs of NOK 72.0 million (USD 10 million) are included in the consolidated balance sheet as of June 30, 2003 in “Long term receivables and other assets”, and are amortized over the term of the related debt. At December 31, 2002, capitalized debt issuance costs were NOK 83.2 million (USD 11.5 million).

Amortization expenses of NOK 11.2 million (USD 1.6 million) and NOK 25,7 million (USD 3.6 million) are included in “interest and other financial expenses” for the six months ended June 30, 2003 and 2002, respectively. For the three months ended June 30, 2003, the amortization expenses amounted to NOK 5.6 million (USD 0.8 million), compared to NOK 12,9 million (USD 1.8 million) for the same period in 2002.

6.      Drilling rigs

Ocean Rig entered into yard contracts for the construction of four baredeck units with Dalian New Shipyard in China, and for the outfitting of Leiv Eirikkson and Eirik Raude with Friede Goldman Offshore, Inc. in the United States. In addition, the Company entered into contracts for delivery of owner furnished equipment (OFE) for Leiv Eirikkson and Eirik Raude. The Company subsequently also entered into a contract for the completion and winterization of Eirik Raude with Irving Shipbuilding, in Halifax, Nova Scotia. Construction of Leiv Eirikkson was completed in December 2001 and Eirik Raude was completed and delivered under the drilling contract with EnCana Corporation in November, 2002.

Drilling rigs and other equipment

			Other
	Eirik Raude	Leiv Eiriksson	equipment	TOTAL

	NOK	NOK	NOK	NOK

		(amounts in thousands)
Balance at December 31, 2002	4,989,178	3,484,493	82,054	8,555,725
Investments 2003	24,532	6,199	4,583	35,314
Depreciation 2003	(86,136)	(64,806)	(600)	(151,542)
Write–down 2003	(646,806)			(646,806)
Remeasurement	301,784		233	302,017

Balance at June 30, 2003	4,582,558	3,425,886	86,266	8,094,708

7.     Share issuances

In January 2003, the Company issued a total of 35,151,298 new shares with a subscription price of NOK 1.0 per share in the Company’s subsequent share issue. The total subscription amount of NOK 35,151,298 was fully paid to the Company in January 2003.

In March 2003, a total of NOK 925,000 of the Company’s Mandatory Convertible Bonds were converted to 265,285 shares in the Company at a subscription price of NOK 3.50 per share.

In May 2003, a further 782.000 Mandatory Convertible Bonds (issued in August 2002) were converted into 223,428 ordinary shares at 3.50 per share. 8 new shares were issued in connection with the reverse split approved by the Annual General Meeting. These actions increased the total number of registered shares of Ocean Rig ASA (prior to the inverse split becoming effective) from 528,302,434 to 528,525,870.

As of May 21st, 2003 the Company’s share will trade on the basis of par value at NOK 10 as a result of the reverse split 10:1 approved by the Annual General Meeting on May 16th. Accordingly, the total number of shares will be reduced from 528,525,870 to 52,852,587.

8. Segment information

The table below presents information about reported segments for the three months ended June 30 2002 and 2003:

	Offshore
	Drilling	Rig
	Operations	Management	Total

	NOK	NOK	NOK
	(amounts in thousands)
2002
Revenues	198,865	11,259	210,124
Income/ (loss) before taxes	341,518	6,674	348,192
Net income/ (loss)	341,502	6,674	348,176
Total assets	8,768,949	20,001	8,788,950
2003
Revenues	342,471	27,674	370,145
Income/ (loss) before taxes	(940,656)	5,258	(935,399)
Net income/ (loss)	(940,656)	5,258	(935,399)
Total assets	8,404,537	33,916	8,438,454

9. Subsequent events

Between June 30, 2003 and the date of this report the company has announced the following subsequent events:

New President commences appointment

On July 13, 2003, Thor Christian Haugnaess commenced his appointment as new President of Ocean Rig, responsible for operations, marketing, quality, safety and environmental issues. Mr. Haugnaess was appointed by the Board in May 2003. Kai Solberg-Hansen, Ocean Rig’s previous President and CEO, will continue as CEO and Managing Director.

Commencement of operations under new contract for Eirik Raude

On July 2, 2003, Eirik Raude commenced operations offshore Nova Scotia, Canada, under a contract awarded in June 2003 by Imperial Oil Resource Ventures Limited. The completion of well is scheduled for first half of September.

Exercise of 3rd option for Leiv Eiriksson

On June 30, 2003 the Company announced that BP Exploration (Angola) Limited had exercised the third option under the present contract in Angola where Leiv Eiriksson has been operating since February 2002. Drilling of this well is expected to commence upon completion of the second option well, at approximately the end of August 2003.

Repayment of zero coupon bond issued May/June 2002

On August 13, 2003, Ocean Rig paid the final installment on its zero coupon bonds issued May/June 2002. The payment of this final installment had been extended from May 2003. The amount of the final installment was USD 8.7 million.

Option package awarded to Management

On August 21, 2003 Ocean Rig announced that a total of 2,640,000 options had been awarded to the management and key personnel of the company. The option program was approved by the Annual general meeting on May 16, 2003.

10.     Differences between generally accepted accounting principles in Norway and the United States

The financial statements are prepared in accordance with generally accepted accounting principles in Norway (“Norwegian GAAP”), which differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”).

(a) Reconciliation of net loss and shareholders’ equity

Below is a reconciliation of net loss from Norwegian GAAP to US GAAP:

	Three months ended		Six months ended

		June 30,	June 30,		June 30,
	June 30, 2002	2003	2002	June 30, 2003	2003

	NOK	NOK	NOK	NOK	USD
		(amounts in thousands)
Net loss in accordance with Norwegian GAAP	414,508	(77,488)	348,176	(935,399)	(129,476)
US GAAP adjustments:
Write down of fixed assets				646,806	89,530
Stock compensation			(91)

Net loss in accordance with US GAAP	414,508	(77,488)	348,085	(288,593)	(39,946)

Shareholders equity in accordance with Norwegian GAAP			4,207,845	3,885,037	537,759
US GAAP adjustments:
Accrued compensation cost			(177)
Unearned compensation cost			177
Accrued social security tax			24
Write down of fixed assets				646,806	89,530

Net loss in accordance with US GAAP			4,207,869	4,531,843	627,289

(i)	Stock compensation

According to U.S. GAAP, using the intrinsic value approach, compensation expense should be recorded for the excess of the market price over the exercise price at the grant date. The compensation expense should be accrued and expensed as salary expense over the service period. Norwegian GAAP also require a calculation of compensation expense in accordance with the intrinsic value method calculated based upon the same assumptions as the US GAAP calculation. However, according to Norwegian GAAP, the Company must accrue for social security tax. The basis for the accrual is the intrinsic value of the options at the grant date multiplied with the social security tax rate. The cost is expensed as salary expenses over the service period. According to U.S. GAAP, the social security tax should not be accrued for until the options are exercised.

(ii)	Pensions

Under US GAAP, the use of an actuarial method for determining defined benefit pension costs is required. US GAAP also requires deferral of actuarial gains and losses that result from changes in assumptions or actual experience differing from that assumed and prospective amortization of costs resulting from adopting the above method of accounting. Norwegian GAAP also uses an actuarial method for determining defined benefit pension costs, however, there may be differences in the economic assumptions used for the actuarial calculations and the treatment of actuarial gains and losses.

Because the Company has a deferred tax asset offset by a full valuation allowance, any deferred tax liability recognized from the above adjustments would be immediately offset by a reduction in the deferred tax asset’s valuation allowance. Since the above adjustments do not exceed the current net deferred tax asset, there is no effect on deferred tax expense or benefit from such adjustments.

(iii)	Impairment of long lived assets

Under US GAAP, if circumstances indicate that the carrying value of the assets may not be recoverable, the nominal value of the assets is calculated. The nominal value is defined as the total of estimated undiscounted future cash flows, excluding financing expenses. If the nominal value calculation suggests that the carrying value of the assets is not recoverable, the carrying amount is written down to its estimated fair value. An impairment loss will result in a new cost base for the impaired assets and the new cost basis will not be subsequently adjusted. Norwegian GAAP introduced a new accounting standard for the impairment of long lived assets effective January 1, 2003. The new standard differs significantly from the US GAAP accounting standard. Under Norwegian GAAP, the nominal value approach is not used. If circumstances indicate that the carrying value of the assets may not be recoverable, a recoverability test is performed to calculate the fair value of the assets. The fair value of the assets are determined through testing, where the higher of, the net sales value of the assets or the net value in use of the assets, are used in determining fair value. The value in use is determined by discounting future cash flows through a net present value calculation. If the carrying value of the assets is not recoverable, the carrying amount of the assets is written down to its estimated fair value. Any subsequent reversed changes to the fair value of the assets will be booked as an adjustment to the book value of the assets by a reversal of previous impairment loss.

11.     Guarantor Financial Information

Presented below is condensed consolidating financial information for: (i) Ocean Rig Norway AS on a separate company basis; (ii) Ocean Rig ASA on a parent company only basis; (iii) the guarantor subsidiaries, Ocean Rig 1 AS and Ocean Rig 2 AS, on a combined basis, (iv) the non-guarantor subsidiaries, Ocean Rig 3 AS, Ocean Rig 4 AS and other non-guarantor subsidiaries, on a combined basis; (v) elimination entries and (vi) consolidated Ocean Rig ASA and its subsidiaries. Certain assets, liabilities, income and expenses have not been allocated.

OCEAN RIG ASA
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
for the three months ended June 30, 2002

Notes to the Unaudited Financial Statements

		Parent	Subsidiary	Non-Guarantors	Elimination	Consolidated
	Issuer	Guarantor	Guarantors	Subsidiaries	entries	Totals

				OR 3 AS, OR 4
				AS and other		Ocean Rig ASA
	Ocean Rig	Ocean Rig	OR 1 AS and	non-guarantor		and
	Norway AS	ASA	OR 2 AS	subsidiaries		subsidiaries

	NOK	NOK	NOK	NOK	NOK	NOK
	(amounts in thousands)
Operating revenues:			80,588	54,905	(9,988)	125,505
Operating expenses:
Salaries and personnel expenses		2,731	32,451	43,688	(25,715)	53,155
Other operating and administrative expenses	76	17,429	30,919	52,484	(3,235)	97,673
Depreciation and amortization		60	32,322	265		32,647
Equity in investee losses	1,265	(393,346)			392,021

Total operating expenses	1,341	(373,126)	95,692	96,437	363,131	183,475

Operating income (loss)	(1,341)	373,126	(15,104)	(41,532)	(373,119)	(57,970)

Interest income	475,651	52,107	157,672	806	1	686,237
Interest expense and other financial expenses	(59,356)	(121,835)	(143,295)	(659)	111,345	(213,800)

Net financial income (loss)	416,295	(69,728)	14,377	147	111,346	472,437

Net income (loss) before taxes	414,954	303,398	(727)	(41,385)	(261,773)	414,467

Tax expense				41		41

Net income (loss)	414,954	303,398	(727)	(41,344)	(261,773)	414,508

OCEAN RIG ASA
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
for the three months ended June 30, 2003

Notes to the Unaudited Financial Statements

		Parent	Subsidiary	Non-Guarantors	Elimination	Consolidated
	Issuer	Guarantor	Guarantors	Subsidiaries	entries	Totals

				OR 3 AS, OR 4
				AS and other		Ocean Rig ASA
	Ocean Rig	Ocean Rig	OR 1 AS and	non-guarantor		and
	Norway AS	ASA	OR 2 AS	subsidiaries		subsidiaries

	NOK	NOK	NOK	NOK	NOK	NOK
	(amounts in thousands)
Operating revenues:	—	—	137,572	66,783	(19,712)	184,644
Operating expenses:
Salaries and personnel expenses	—	1,955	3,337	15,329	(9,070)	11,580
Other operating and administrative expenses	—	(6,387)	32,315	61,782	(10,683)	76,974
Depreciation and amortization	—	13	61,133	294	11,851	73,291
Equity in investee losses	(158,595)	(101,011)	—	—	259,606	—

Total operating expenses	(158,595)	(105,430)	96,785	77,351	251,734	161,844

Operating income (loss)	(158,595)	105,430	40,788	(10,568)	(271,445)	22,799

Interest income	74,497	8,434	147,910	5,175	(84,264)	151,752
Interest expense and other financial expenses	(134,070)	(31,658)	(30,097)	7,382	(63,596)	(252,040)

Net financial income (loss)	(59,573)	(23,224)	117,813	12,557	(147,860)	(100,288)

Net income (loss) before taxes	99,022	82,206	158,601	1,989	(419,306)	(77,488)

Tax expense	—	—	—	—	—	—

Net income (loss)	99,022	82,206	158,601	1,989	(419,306)	(77,488)

OCEAN RIG ASA
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
for the six months ended June 30, 2002

Notes to the Unaudited Financial Statements

		Parent	Subsidiary	Non-Guarantors	Elimination	Consolidated
	Issuer	Guarantor	Guarantors	Subsidiaries	entries	Totals

				OR 3 AS, OR 4
				AS and other
	Ocean Rig	Ocean Rig	OR 1 AS and	non-guarantor		Ocean Rig ASA
	Norway AS	ASA	OR 2 AS	subsidiaries		and subsidiaries

	NOK	NOK	NOK	NOK	NOK	NOK
	(amounts in thousands)
Operating revenues:			136,264	93,902	(20,042)	210,124
Operating expenses:
Salaries and personnel expenses		8,429	39,772	57,814	(15,812)	90,203
Other operating and administrative expenses	136	30,485	115,533	68,126	(3,235)	211,045
Depreciation and amortization		119	64,284	546		64,949
Equity in investee losses	94,114	(280,806)			186,692

Total operating expenses	94,250	(241,773)	219,589	126,486	167,645	366,197

Operating income (loss)	(94,250)	241,773	(83,325)	(32,584)	(187,687)	(156,073)

Interest income	570,853	53,066	184,948	989		809,856
Interest expense and other financial expenses	(150,069)	(141,797)	(208,322)	(773)	195,370	(305,591)

Net financial income (loss)	420,784	(88,731)	(23,374)	216	195,370	504,265

Net income (loss) before taxes	326,534	153,042	(106,699)	(32,368)	7,683	348,192

Tax expense				(16)		(16)

Net income (loss)	326,534	153,042	(106,699)	(32,384)	7,683	348,176

OCEAN RIG ASA
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
for the six months ended June 30, 2003

Notes to the Unaudited Financial Statements

		Parent	Subsidiary	Non-Guarantors	Elimination	Consolidated
	Issuer	Guarantor	Guarantors	Subsidiaries	entries	Totals

				OR 3 AS, OR 4
				AS and other
	Ocean Rig	Ocean Rig	OR 1 AS and	non-guarantor		Ocean Rig ASA
	Norway AS	ASA	OR 2 AS	subsidiaries		and subsidiaries

	NOK	NOK	NOK	NOK	NOK	NOK
	(amounts in thousands)
Operating revenues:			279,880	127,660	(37,396)	370,145
Operating expenses:
Salaries and personnel expenses		4,464	5,589	58,608	(16,021)	52,639
Other operating and administrative expenses	5	566	54,621	92,246	(21,374)	126,065
Depreciation and amortization		25	127,234	581	670,508	798,348
Equity in investee losses	(277,624)	(104,449)			382,073

Total operating expenses	(277,619)	(99,394)	187,444	151,435	1,015,186	977,051

Operating income (loss)	277,619	99,394	92,437	(23,775)	(1,052,581)	(606,907)

Interest income	161,956	14,790	262,828	5,714	(291,522)	153,766
Interest expense and other financial expenses	(317,008)	(65,764)	(77,605)	(88)	(21,794)	(482,259)

Net financial income (loss)	(155,052)	(50,974)	185,223	5,627	(313,316)	(328,493)

Net income (loss) before taxes	122,567	48,420	277,660	(18,148)	(1,365,898)	(935,399)

Tax expense	—	—	—	—	—	—

Net income (loss)	122,567	48,420	277,660	(18,148)	(1,365,898)	(935,399)

OCEAN RIG ASA
CONDENSED CONSOLIDATING BALANCE SHEET
as of December 31, 2002

Notes to the Unaudited Financial Statements

				Non-
		Parent	Subsidiary	Guarantors	Elimination	Consolidated
	Issuer	Guarantor	Guarantors	Subsidiaries	entries	Totals

				OR 3 AS, OR
				4 AS, other
				non-
	Ocean Rig	Ocean Rig	OR 1 AS and	guarantor		Ocean Rig ASA
	Norway AS	ASA	OR 2 AS	subsidiaries		and subsidiaries

	(amounts in NOK thousands)
ASSETS
Construction-in-progress
Machinery and equipment	—	78,601	7,075,927	2,399	1,398,798	8,555,725
Long term receivables and other assets	47,305	30,641	8,421	7,553		93,920
Intercompany loan receivable	5,931,657	14,093	69,530	22,273	-6,037,553	—
Investment at equity	174,353	3,965,124	—	—	-4,139,477	—

Total non-current assets	6,153,315	4,088,459	7,153,878	32,225	-8,778,232	8,649,645

Other current assets	—	6,110	80,188	34,454	-442	120,310
Restricted cash	—	1,275	3,700	3,652	—	8,627
Cash and cash equivalents	106	83,196	39,060	14,984	—	137,346

Total current assets	106	90,581	122,948	53,090	-442	266,283

Total assets	6,153,421	4,179,040	7,276,826	85,315	-8,778,674	8,915,928

LIABILITIES AND SHAREHOLDERS’ EQUITY
Share capital	2,699,651	492,887	504,100	1,105	-3,204,856	492,887
Other equity	997,234	2,539,568	-25,714	-317,484	771,549	3,965,153

Total shareholders’ equity	3,696,885	3,032,455	478,386	-316,379	-2,433,307	4,458,040

Pension liabilities	—	591	—	—		591
Intercompany loan payable	—	5,691	5,979,545	359,633	-6,344,869	—
Convertible loans	—	996,143	—	—	—	996,143
Long-term debt	2,438,100	—	667,393	60	-59	3,105,494

Total long-term liabilities	2,438,100	1,002,425	6,646,938	359,693	6,344,928	4,102,228

Accounts payable	—	5,908	44,306	8,985	—	59,199
Short term loan	—	84,322	—	—	—	84,322
Other current liabilities	18,436	53,930	107,196	33,016	-439	212,139

Total current liabilities	18,436	144,160	151,502	42,001	-439	355,660

Total liabilities and shareholders’ equity in accordance with Norwegian GAAP	6,153,421	4,179,040	7,276,826	85,315	-8,778,674	8,915,928

OCEAN RIG ASA
CONDENSED CONSOLIDATED BALANCE SHEET
as of June 30, 2003

Notes to the Unaudited Financial Statements

				Non-
		Parent	Subsidiary	Guarantors	Elimination	Consolidated
	Issuer	Guarantor	Guarantors	Subsidiaries	entries	Totals

				OR 3 AS, OR 4
				AS, other non-		Ocean Rig
	Ocean Rig	Ocean Rig	OR 1 AS and	guarantor		ASA and
	Norway AS	ASA	OR 2 AS	subsidiaries		subsidiaries

	NOK	NOK	NOK	NOK	NOK	NOK
			(amounts in thousands)
ASSETS
Construction-in-progress
Machinery and equipment		112,447	7,252,130	1,840	728,291	8,094,708
Long term receivables and other assets	42,931	24,583	8,305	7,553		83,372
Intercompany loan receivable	5,993,962	15,778	260,071	73,164	(6,342,975)
Investment at equity	451,978	4,069,573			(4,521,551)

Total non-current assets	6,488,871	4,222,381	7,520,506	82,557	(10,136,235)	8,178,080

Intercompany receivable
Other current assets		2,833	17,134	95,290	1,251	116,508
Restricted cash		1,720	13,819	1,174		16,713
Cash and cash equivalents	323	23,575	80,194	23,061		127,153

Total current assets	323	28,128	111,147	119,525	1,251	260,374

Total assets	6,489,194	4,250,509	7,631,653	202,082	(10,134,984)	8,438,454

Share capital	2,699,651	528,526	504,100	1,105	(3,204,856)	528,526
Other equity	1,119,802	2,586,800	266,626	(335,689)	(281,028)	3,356,511

Total shareholders’ equity	3,819,453	3,115,326	770,726	(334,584)	(3,485,884)	3,885,037

Pension liabilities		592				592
Intercompany loan payable	104,938	37,671	6,079,822	426,607	(6,649,038)
Convertible loan		1,006,872				1,006,872
Long-term debt	2,540,314		720,357	60	(60)	3,260,671
Accumulated losses of unconsolidated losses in excess of investments

Total long-term liabilities	2,645,252	1,045,135	6,800,179	426,667	(6,649,098)	4,268,135

Accounts payable		4,209	19,939	12,692	2	36,842
Intercompany payable
Short term loan		62,678				62,678
Other current liabilities	24,489	23,161	40,809	97,308	(4)	185,763

Total current liabilities	24,489	90,048	60,748	110,000	(2)	285,283

Total liabilities and shareholders’ equity in accordance with Norwegian GAAP	6,489,194	4,250,509	7,631,653	202,082	(10,134,984)	8,438,454

OCEAN RIG ASA
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
for the three months ended June 30, 2002

Notes to the Unaudited Financial Statements

				Non-
		Parent	Subsidiary	Guarantors	Elimination	Consolidated
	Issuer	Guarantor	Guarantors	Subsidiaries	entries	Totals

				OR 3 AS, OR
				4 AS and
				non-		Ocean Rig ASA
	Ocean Rig	Ocean Rig	OR 1 AS and	guarantor		and
	Norway AS	ASA	OR 2 AS	subsidiaries		subsidiaries

	NOK	NOK	NOK	NOK	NOK	NOK
			(amounts in thousands)
Cash flow from operations:
Net income (loss)	414,954	303,398	(727)	(41,344)	(261,773)	414,508
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity in investee losses	1,265	(393,346)			392,081
Depreciation and amortization	2,187	10,911	63,927	265		77,290
Net unrealized foreign exchange loss	(475,644)	(9,887)	(102,633)	35	(1,418)	(589,547)
Change in operating assets and liabilities:
Other current assets		(56,801)	21,467	983		(34,351)
Accounts payable		(1,629)	(19,624)	7,361		(13,892)
Other liabilities	(54,198)	(45,569)	159,242	28,530	96,564	184,569

Net cash flow (used in) provided by operating activities	(111,436)	(192,923)	121,652	(4,170)	225,454	38,577

Cash flow from investments:
Payments on building contracts		(908,098)	311,745		(208,416)	(804,769)
Change in restricted cash		981	70,479	(1,632)		69,828
Purchases of machinery and equipment		(2,112)	(19,043)	14		(21,141)
Net change in long-term receivable and intercompany balances	111,437	284,319	(391,066)	15,412	(17,037)	3,065

Net cash flow used in investment activities	111,437	(624,910)	(27,885)	13,794	(225,453)	(753,017)

Cash flow from financing:
Net proceeds from the issuance of shares		529,833				529,833
Net proceeds from the issuance of equity or notes/loans		330,480	(10,153)			320,327

Net cash flow provided by financing activities		860,313	(10,153)			850,160

Effect of exchange rate changes on cash	(7)	(4,509)	(27,114)		(1)	(31,631)

Net increase (decrease) in cash	(6)	37,971	56,500	9,624	1	104,089

Cash at the beginning of the period	133	7,053	24,335	6,896		38,417
Cash at the end of the period	127	45,024	80,835	16,520		142,506

OCEAN RIG ASA
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
for the three months ended June 30, 2003

Notes to the Unaudited Financial Statements

				Non-
		Parent	Subsidiary	Guarantors	Elimination	Consolidated
	Issuer	Guarantor	Guarantors	Subsidiaries	entries	Totals

				OR 3 AS, OR
				4 AS and
				non-		Ocean Rig ASA
	Ocean Rig	Ocean Rig	OR 1 AS and	guarantor		and
	Norway AS	ASA	OR 2 AS	subsidiaries		subsidiaries

	NOK	NOK	NOK	NOK	NOK	NOK
	(amounts in thousands)
Cash flow from operations:
Net income (loss)	99,022	82,206	158,601	1,989	(419,307)	(77,488)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity in investee losses	(158,595)	(101,011)	—		259,606	—
Depreciation and amortization	2,187	10,912	61,514	294	11,851	86,758
Net unrealized foreign exchange loss	2,604	(148)	(132,888)	(99)	147,860	17,329
Change in operating assets and liabilities:
Other current assets	—	(33,308)	87,472	(71,108)		(16,944)
Accounts payable	—	1,971	(15,800)	5,836	(12)	(8,005)
Other liabilities	(34,586)	(38,149)	(900)	59,352	(442)	(14,726)

Net cash flow (used in) provided by operating activities	(89,368)	(77,527)	157,999	(3,737)	(444)	(13,075)

Cash flow from investments:
Payments on building contracts	—	2,191	(14,740)	(9)		(12,558)
Change in restricted cash	—	(981)	1	519		(461)
Purchases of machinery and equipment	—		115	211		326
Net change in long-term receivable and intercompany balances	89,397	27,591	(115,522)	(2,228)	444	(320)

Net cash flow used in investment activities	89,397	28,801	(130,146)	(1,507)	444	(13,013)

Cash flow from financing:
Net proceeds from the issuance of shares	—	—	—	—	—	—
Net proceeds from the issuance of equity or notes/loans	—	—	—	—	—	—

Net cash flow provided by financing activities	—	—	—	—	—	—

Effect of exchange rate changes on cash	—	30	3	—	—	33

Net increase (decrease) in cash	29	(489,696)	27,856	(5,244)	—	(26,055)

Cash at the beginning of the period	294	72,271	52,338	28,305		153,208
Cash at the end of the period	323	23,575	80,194	23,062		127,153

OCEAN RIG ASA
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
for the six months ended June 30, 2002

Notes to the Unaudited Financial Statements

				Non-
		Parent	Subsidiary	Guarantors	Elimination	Consolidated
	Issuer	Guarantor	Guarantors	Subsidiaries	entries	Totals

				OR 3 AS, OR
				4 AS and
				non-		Ocean Rig ASA
	Ocean Rig	Ocean Rig	OR 1 AS and	guarantor		and
	Norway AS	ASA	OR 2 AS	subsidiaries		subsidiaries

	NOK	NOK	NOK	NOK	NOK	NOK
	(amounts in thousands)
Cash flow from operations:
Net income (loss)	326,534	153,042	(106,699)	(32,384)	7,683	348,176
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity in investee losses	94,114	(280,806)			186,692
Depreciation and amortization	4,374	11,961	129,969	546		146,850
Net unrealized foreign exchange loss	(551,592)	(9,874)	(117,388)	279	(1,263)	(679,838)
Change in operating assets and liabilities:
Other current assets	(2)	(50,212)	(7,438)	(25,267)		(82,919)
Accounts payable		(1,270)	(23,682)	12,962		(11,990)
Other liabilities	(4,463)	(34,422)	52,258	38,008	52,042	103,423

Net cash flow (used in) provided by operating activities	(131,035)	(211,581)	(72,980)	(5,856)	245,154	(176,298)

Cash flow from investments:
Payments on building contracts		(1,116,913)	258,040		(227,822)	(1,086,695)
Change in restricted cash		(16,540)	91,544	569		75,573
Purchases of machinery and equipment		(2,178)	(22,991)	371,384	(109)	346,106
Net change in long-term receivable and intercompany balances	131,036	403,083	(156,291)	(357,866)	(17,221)	2,741

Net cash flow used in investment activities	131,036	(732,548)	170,302	14,087	(245,152)	(662,275)

Cash flow from financing:
Net proceeds from the issuance of shares		1,051,177				1,051,177
Net proceeds from the issuance of equity or notes/loans		(190,864)	(12,353)			(203,217)

Net cash flow provided by financing activities		860,313	(12,353)			847,960

Effect of exchange rate changes on cash	(8)	(4,522)	(32,554)		(2)	(37,086)

Net increase (decrease) in cash	(7)	(88,338)	52,415	8,231	2	(27,699)

Cash at the beginning of the period	134	133,362	28,420	8,289		170,205
Cash at the end of the period	127	45,024	80,835	16,520		142,506

OCEAN RIG ASA
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
for the six months ended June 30, 2003

Notes to the Unaudited Financial Statements

				Non-
		Parent	Subsidiary	Guarantors	Elimination	Consolidated
	Issuer	Guarantor	Guarantors	Subsidiaries	entries	Totals

				OR 3 AS, OR
				4 AS and
				non-		Ocean Rig ASA
	Ocean Rig	Ocean Rig	OR 1 AS and	guarantor		and
	Norway AS	ASA	OR 2 AS	subsidiaries		subsidiaries

	NOK	NOK	NOK	NOK	NOK	NOK
	(amounts in thousands)
Cash flow from operations:
Net income (loss)	122,567	48,420	277,660	(18,148)	(1,365,899)	(935,399)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity in investee losses	(277,624)	(104,449)	—	—	382,073	—
Depreciation and amortization	4,374	25,145	127,990	581	670,508	828,598
Net unrealized foreign exchange loss	102,213	1,887	(273,044)	(69)	313,316	144,303
Change in operating assets and liabilities:
Other current assets		(30,735)	91,965	(61,278)	—	(48)
Accounts payable		(1,699)	(24,367)	3,707	—	(22,359)
Other liabilities	6,053	(30,769)	(42,412)	64,291	—	(2,838)

Net cash flow (used in) provided by operating activities	(42,417)	(92,200)	157,792	(10,917)	—	12,258

Cash flow from investments:
Payments on building contracts	—	—	(30,345)	(9)	—	(30,354)
Change in restricted cash	—	(445)	3,700	2,478	—	5,733
Purchases of machinery and equipment	—	—	115	—	—	115
Net change in long-term receivable and intercompany balances	42,633	30,295	(90,263)	16,525	—	(810)

Net cash flow used in investment activities	42,633	29,850	(116,793)	18,994	—	(25,316)

Cash flow from financing:
Net proceeds from the issuance of shares	—	32,746	—	—	—	32,746
Net proceeds from the issuance of equity or notes/loans	—	(31,296)	—	—	—	(31,296)

Net cash flow provided by financing activities	—	1,450	—	—	—	1,450

Effect of exchange rate changes on cash	1	1,279	135	—	—	1,415

Net increase (decrease) in cash	217	(59,621)	41,134	8,078	—	(10,193)

Cash at the beginning of the period	106	83,196	39,060	14,984	—	137,346
Cash at the end of the period	323	23,575	80,194	23,062	—	127,153

OCEAN RIG ASA AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the information contained in the Consolidated Financial Statements of Ocean Rig ASA and the Notes thereto, included elsewhere herein. The following information contains forward-looking statements. These forward-looking statements should be read in conjunction with the cautionary discussion related to forward-looking statements found in the section entitled “Forward-looking Statements”. All translations from Norwegian kroner (“NOK”) to U.S. dollars (“$” or “USD”) set forth in the discussion below have been made solely for the convenience of the reader at the Federal Reserve noon buying rate on June 30, 2003 of USD 1.00 = NOK 7.225.

General Overview

Ocean Rig operated as a development-stage company since its inception in September 1996 until December 31, 2001, devoting substantially all of its efforts to the ongoing construction of its fleet of four rigs: (1) designing, engineering and contracting with a baredeck construction yard in Dalian, China, an outfitting yard in Mississippi, an outfitting yard in Halifax, Nova Scotia and various equipment suppliers for the rigs, (2) overseeing construction of the rigs, (3) raising capital and (4) marketing the rigs. In 2002, the Company had, for the first time, operating revenues from operations of the Company’s first two rigs, Rig No. 1 (Leiv Eiriksson) and Rig No. 2 (Eirik Raude). Rig No. 1 commenced operations offshore Angola on February 7, 2002 under a drilling contract with ExxonMobil, and Rig No. 2 began operations on November 1, 2002 for EnCana Corporation offshore the East Coast of Canada. The Company sold its remaining two baredecks, Rig No. 3 and Rig No. 4, to Noble Drilling in March 2002.

The Company has incurred operating losses in each period since inception and up to December 31, 2002. The Company had both its rigs on contract and in operations during the first quarter of 2003 and for the three months ended June 30, 2003 the Company incurred for the first time an operating profit.

To date, the Company’s capital raising efforts have consisted of the following:

•	private placements of shares in October and November 1996;

•	public offering of shares in Norway in January 1997;

•	global offering of shares (including a public offering in Norway) in October 1997;

•	issuance of 10¼% notes due 2008 together with the incurrence of loans in May 1998;

•	private placement and subsequent share issue in September/October 1999;

•	private placement of shares in June 2000;

•	issuance in May/June 2000 of 13% subordinated convertible bonds due 2005;

•	issuance in October 2000 of 11% subordinated convertible bonds due 2005;

•	private placement and subsequent share issue in April/May 2001;

•	incurrence of floating rate loans in June 2001;

•	issuance of zero coupon subordinated convertible bonds in November/December 2001;

•	incurrence of short term revolving loan in February 2002

•	private placement and subsequent share issue in April 2002;

•	incurrence of take-out loan facility in June 2002 to refinance June 2001 floating rate loans;

•	private placement and subsequent issue of shares and warrants and incurrence of short-term loan in May/June 2002;

•	incurrence of a convertible loan and independent subscription rights in August 2002;

•	private placement and subsequent issue of shares in December 2002 and January 2003; and

•	financial income on such funds.

Although we do not expect to reach an overall operating profit in 2003, due to certain recent changes under Norwegian GAAP with respect to the treatment of impairment of long lived assets requiring us to report a write down of the book value of our rigs of NOK 646.8 million in the first half of 2003, we expect to generate net operating profit in the future based on both rigs being on contract and in operation. Our ability to generate profits is dependant, among other factors, on the revenues from our rigs. Failure to have both rigs on contract or operating for any period of time would have a significant impact on our ability to generate profits in the future

Presented below is the Company’s EBITDA, which is defined as earnings prior to deductions for net financial items (interest), taxes, depreciation and amortization. EBITDA is not intended to represent cash flow from operations, as defined by Norwegian GAAP, and should not be considered an alternative to net income, as an indicator of the Company’s operating performance or to cash flows from operations as a measure of liquidity. The EBITDA figures should only be used as information relating to the Company’s operating activities and should be read in conjunction with the GAAP financial information of the Company located in the Company’s financial statements and notes thereto. The Company frequently uses EBITDA figures to measure operating results and believes that the EBITDA figures provide a good measure to better understand the operating results from variable activities directly related to operations of the rigs, such as utilization and operating regularity as well as income rate and operating costs.

	Three months ended		Six months ended
	June 30, 2002	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2003
	NOK	NOK	NOK	NOK	USD

(Amounts in thousands)
EBITDA	(25,323)	96,090	(91,124)	191,441	26,499

	Three months ended		Six months ended
	June 30, 2002	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2003
	NOK	NOK	NOK	NOK	USD

			(Amounts in thousands)
EBITDA	(25,323)	96,090	(91,124)	191,441	26,499
Depreciation, amortization and asset impairment write-down	(32,647)	(73,291)	(64,949)	(798,348)	(110,506)
Net financial income/ (loss)	472,437	(100,288)	504,265	(328,493)	(45,469)
Taxes	41	—	(16)	—	—
Net income/ (loss)	414,508	(77,488)	348,176	(935,399)	(129,476)

Results of Operations

Three- and six-month periods ended June 30, 2003, compared to the three- and six-month periods ended June 30, 2002.

Consolidated operating revenues for the first six months of 2003 resulted primarily from rig operating activities from the company’s two rigs. On a consolidated basis, the Company’s operating revenues for the six months ended June 30, 2003 were NOK 370 million (USD 51.2 million) compared to operating revenues of NOK 210.1 million (USD 29.1 million) for the same period in 2002. For the three months ended June 30, 2003, operating revenues were NOK 184.6 million (USD 25.6 million) compared to NOK 125.5 million (USD 17.4 million) for the same period in 2002.

The Company’s operating expenses in 2003 have primarily consisted of personnel expenses, rig operating expenses, and depreciation. Operating expenses exclusive of depreciation, amortization and asset impairment write down amounted to NOK 178.7 million (USD 24.7 million) for the six months ended June 30, 2003 compared to NOK 301,2 million (USD 41.7 million) for the same period last year. The reduction in expenses is primarily due to high start-up costs for Leiv Eiriksson during first half of 2002. For the three months ended June 30, 2003, personnel and other operating expenses amounted to NOK 88.6 million (USD 12.3 million) compared to NOK 150.8 million (USD 20.9 million) for the same period last year. Depreciation expense has increased in 2003 compared to 2002 due to depreciation of two rigs in 2003 compared to only one rig in 2002. Write down of NOK 646.8 million (USD 89.5 million) relates to an impairment loss taken on Eirik Raude in March 2003.

Due to the rig write down of NOK 646,8 million (USD 89.2 million), required under recent changes in Norwegian GAAP, the Company incurred an operating loss of NOK 606.9 million (USD 84.0 million) for the first six months of 2002 compared to an operating loss of NOK 156.1 million (USD 21.6 million) for the first six months of 2002. Operating result for the first six months including the write down amounted to NOK -606.9 million (USD 84.0 million). For the three months ended June 30, 2003 the operating profit amounted to NOK 22.8 million (USD 3,2 million) compared to NOK -57.9 million (USD -8.0 million) for the three months ended June 30, 2002.

The Company’s cash position resulted in interest income of NOK 0.7 million (USD 0.1 million) in the first six months of 2003, compared to NOK 3.6 million (USD 0.5 million) for the same period in 2002. For the three months ended June 30, 2003 the interest income amounted to NOK 0.5 million (USD 0.07 million), compared to NOK 1.4 million (USD 0.2 million) in the same period in 2002. The Company has cash and long-term debt denominated in U.S. dollars which resulted in a net foreign exchange loss for the first six months of 2003 of NOK 149.4 million (USD 20.7 million) compared to a foreign exchange gain of NOK 577.4 million (USD 79.9 million) for the same period in 2002. For the three months ended June 30, 2003 the foreign exchange loss amounted to NOK 12.7 million (USD 1.8 million), compared to NOK 494.2 million (USD 68.4 million) in the same period in 2002. The Company had net financial expenses of 328.5 million (USD 45.5 million) for the first six months of 2003 compared to net financial income of 504.3 million (USD 69.8 million) for the same period in 2002. For the three months ended June 30, 2003 the net financial expenses amounted to NOK 100.3 million (USD 13.9 million), compared to net financial income NOK 472.5 million (USD 65.4 million) in the same period in 2002. The primary reason for the difference is the above mentioned large gains on foreign exchange in 2002. In the first six months of 2002 interest expense totaling NOK 103.0 (USD 14.3 million) was capitalized related to construction in progress. No interest is capitalized in 2003.

Loss before taxes and net loss for the first six months of 2003 was NOK 935,4 million (USD 129.5 million) compared to a profit before taxes and net profit of NOK 348.2 million (USD 48.2 million) for the same period in 2002. For the three months ended June 30, 2003 the loss before taxes and net loss amounted to NOK 77.5 million (USD 10.7 million), compared to profit before taxes and net profit of NOK 414.5 million (USD 57.4 million) in the same period in 2002.

The financial statements are based on the assumption that the Company is a going concern.

Liquidity and Capital Resources

The Annual General Meeting on May 16, 2003, approved a reverse split of shares in the ratio 10:1. As a result of the reverse split, the par value of the Company’s share increased from NOK 1 to NOK 10, effective May 21, 2003. Accordingly, the total number of shares was reduced from 528,525,870 to 52,852,587. (8 new shares where issued to allow total numbers of shares to be divided by 10). The number of shares referred to below in this section is not adjusted to reflect the reverse split of the shares.

Since the commencement of our operations, we have financed our operations primarily through the placement of debt and equity securities, the incurrence of indebtedness and financial income generated from our securities placements. As of December 31, 2002, we had received total proceeds of approximately NOK 10.4 billion (USD 1,322 million at historical exchange rates) from such placements. Our placements and indebtedness include the issuance of 10¼% senior secured notes due 2008 (the “Notes”) and incurrence of floating rate senior secured loans due 2008 (the “1998 Loans”).

Ocean Rig’s subsidiary, Ocean Rig Norway AS, which issued the Notes and incurred the 1998 Loans, is subject to the terms of the indenture under which the Notes were issued and the credit agreement pursuant to which the 1998 Loans were made. Such agreements place significant limitations on the use of funds held by Ocean Rig Norway AS. These funds were, among other things, used for the payment of certain initial interest payments on the debt instruments and to fund the construction and outfitting of the Company’s two rigs.

In 1998, Ocean Rig Norway’s subsidiary, Ocean Rig 2 AS, the owner of Eirik Raude, entered into credit agreements with Fortis Bank (formerly MeesPierson N.V.), Nordea Bank Norge ASA (formerly Christiania Bank og Kreditkasse ASA) and Eksportfinans ASA (collectively, the “Banks”), which, subject to certain conditions, entitled Ocean Rig 2 AS to draw up to USD 50.0 million prior to delivery of Eirik Raude and up to USD 100.0 million after the delivery of Eirik Raude. As a number of the conditions for making drawdowns under the bank facility were not fulfilled, no drawdowns were made under this facility, USD 100.0 million of which was refinanced with the 2001 Loans (described below).

In May/June 2000, Ocean Rig ASA issued NOK 200.0 million (USD 21.9 million at historical exchange ratres) of 13% subordinated convertible bonds due 2005. The bonds have a five year maturity, a 13% coupon and a conversion price of NOK 70 per share (updated conversion price at June 30, 2003 is NOK [22.83] per share). The Company also increased its share capital by NOK 266.8 million ( USD 28.6 million at historical exchange rates) by issuing 8,891,900 shares each with a par value of NOK 30.0. The subscription price for this issuance was NOK 40.0 per share. The total subscription amount was NOK 555.7 million (USD 62.8 million at historical exchange rates) for the convertible bonds and the share issuance has been fully paid to the Company.

In October 2000, Ocean Rig ASA issued NOK 300.0 million (USD 32.8 million at historical exchange rates) of 11% subordinated convertible bonds due 2005. These bonds have a five year maturity, a 11% coupon and a conversion price of NOK 75.0 per share (updated conversion price at March 31, 2003 is NOK 24.45 per share).

During August / September 2002 NOK 66.0 million and NOK 41.0 million of the NOK 200.0 million convertible bond and NOK 300.0 million convertible bonds, respectively, were converted to the Company’s new Mandatory Convertible Bond issued in August / September 2002 as discussed below.

In April/May 2001, the Company further increased its share capital by NOK 400.0 million (USD 43.7 million at historical exchange rates) by issuing 10,000,000 shares each with a par value of NOK 30. The shares were offered in a private placement at a price of NOK 40.0 per share to existing shareholders owning more than 38,000 shares as of April 30, 2001. The total subscription amount of NOK 400.0 million for the share issuance has been fully paid to the Company. In a subsequent share issue, 1.6 million shares were offered to and subscribed to by shareholders holding less than 38,000 shares on terms principally the same as in the private placement. The total subscription amount of NOK 64.9 million (USD 7.2 million at historical exchange rates) for the subsequent share issuance has been fully paid to the Company.

In June 2001, Ocean Rig successfully concluded a five-year Loan Facility (the “2001 Loans”), in principal amount of USD 100.0 million, to finance the remaining completion costs of Leiv Eirikkson and Eirik Raude. This Loan Facility refinanced the bank facility entered into by Ocean Rig 2 in 1998 with Fortis Bank (Nederland) N.V., Nordea Bank Norge ASA described above. This facility was repaid in full on June 28, 2002 with a six-year take-out facility with Fortis and Nordea Bank (the “Fortis Facility”), pursuant to a loan agreement entered into in November 2001, as amended. One of the covenants under the Fortis Facility requiring a minimum value adjusted equity has been temporary waived until and including December 31, 2003.

As a consequence of increased costs in connection with increased investments and further delays in the construction of the Company’s two rigs, the Company issued in November / December 2001 an equity issue of NOK 440.0 million (USD 49.0 million at historical exchange rates), equaling 58,666,667 shares. Since the par value of the Company’s shares was higher than the price payable for the new shares, the General Meeting decided that the increase in share capital should take place in the form of a short-term subordinated convertible bond issue, to be converted into shares immediately upon completion of the write-down of the par value of the Company’s shares. A resolution was made to write down the par value of the Company’s shares from NOK 30.0 per share to NOK 1.0 per share. In a subsequent issue in December 2001, the Company issued an equity issue (on same terms as the original issue) totaling NOK 112.5 million (USD 12.5 million at historical exchange rates), equaling 14,999,999 shares. The total subordinated convertible bond totaling NOK 552.5 million was converted to 73,666,666 shares in the company in February 2002.

In February 2002, the Company entered into a short-term revolving credit facility provided by EnCana totalling USD 19.0 million. An initial drawdown of USD 10.0 million was made under this facility in February 2002. The loan was initially secured with a mortgage over the Company’s fourth baredeck. Upon the sale of this baredeck in March 2002, this mortgage was released and part of the proceeds of the sale were used to repay the outstanding amount under this facility at that time. The facility matured upon the delivery of Eirik Raude under the drilling contract with EnCana November 1, 2002.

In April 2002, the Company conducted a private placement of 24,444,445 new shares with a par value of NOK 1. The subscription price was NOK 9 per share. The private placement was directed towards the largest existing shareholders of the company as of April 2, 2002. The total subscription amount of NOK 220.0 million (USD 25.0 million at historical exchange rates) was fully paid to the company in April 2002. Proceeds from this placement were used to help fund remaining completion costs for Eirik Raude.

In May / June 2002, after a review of the project and reconciliation of completion estimates, the company announced that it is expected that costs for Eirik Raude would increase by approximately USD 45.0 million. As a result of the delayed startup for Leiv Eirikkson and these cost overruns for Eirik Raude, the Company required additional financing for the period until both rigs were in normal operation. Accordingly, the Company, in cooperation with some of the major shareholders, negotiated a financing solution consisting of a private placement of shares and a short term bond loan combined with the issuance of shares and warrants. The Company raised an additional NOK 652.7 million (USD 80.9 millions at historical exchange rates) in new liquidity from this financing. The Company exercised its option in May 2003 to extend the final installment due on the short term bond loan from May 13, 2003 to August 13, 2003. This installment has now been paid in full.

In August 2002, the Company announced that, after a change in the project management team at the Halifax shipyard in Canada and an in-depth analysis of the scope of work remaining for the completion of Eirik Raude, the date for commencement of operations were postponed and scheduled to be in the beginning of the fourth quarter of 2002. The results of the analysis increased the estimated cost to complete the rig by USD 40.0 million in addition to a delay in revenues of approximately USD 5.0 million. To cover the increased capital requirement it was resolved that a mandatory convertible bond loan be issued with the right for both the lender and the borrower to convert new bonds to shares in the Company. Participants in the Company’s short-term loan from May and June 2002 and the NOK subordinated convertible loans issued in 2000 were offered the opportunity to convert their loans fully or partially to the new Mandatory convertible bond issue. The subscription amount totalled NOK 669.5 million (USD 77.9 million at historical exchange rates) and included both subscribed bonds and conversion of existing loans. In a subsequent issue the Company raised NOK 77.4 million (USD 10.2 million) which included both subscribed bonds and conversion of existing loans. The transactions provided the Company with new liquidity of NOK 324 million (USD 42.6 million at historical exchange rates) and reduced the Company’s short-term loan from May/June 2002 by approximately NOK 248 million (USD 32.6 million at historical exchange rates).

Participants in the new loan were allotted a total of 191,275,343 independent subscription rights, each granting the right to subscribe to one share in Ocean Rig for NOK 1.0 per share by October 31, 2002. The independent subscription rights were exercisable upon i) failure to deliver Eirik Raude on contract by October 15, 2002 or ii) cost overrun exceeding USD 8.0 million resulting from completion from the rig.

Since the rig was not completed and delivered on contract by October 15, 2002 the independent subscriptions rights became exercisable on October 16, 2002. 191,258,154. 99.99% of the total number of subscription rights were exercised by October 31, 2002. Exercise of the subscription rights provided the Company with approximately USD 25.0 million in new liquidity (at historical exchange rates).

In December 2002 the Company conducted a private placement of NOK 111.0 million (USD 15.5 million at historical exchange rates) at a subscription price of NOK 1.0 per share.

In January 2003, in a subsequent issue, the Company issued shares totalling NOK 35.1 million (USD 5.1 million at historical exchange rates) at a subscription price of NOK 1.0 per share.

In May 2003, the Company received a temporary waiver of certain minimum working capital and value adjusted equity requirements under the Fortis Facility (defined above).

The Company’s operational currency is USD, although some costs are denominated in NOK and GBP. Management has put in place a hedging policy which aims to protect the company’s cash flow from substantial weakening of the USD without unduly restricting the possible gain from a strengthening USD.

The Company may seek to access the public or private capital markets whenever conditions are favorable. The Company also, under certain circumstances, may seek additional funding through strategic partnerships and other financing mechanisms. There can be no assurance that such funding will be available on terms acceptable to the Company or allowable under the terms of the Notes, the 1998 Loans and the 2002 Loans.

Off-balance Sheet Arrangements

None.

Outlook

Marketing

Day rates for rigs in the “ultra deep water” segment are currently at levels of $160,000 to $200,000, this being typically defined as drilling units with ability to work in 2000 meters and deeper.

We are now responding to enquiries for development drilling programmes to commence in 2005 for projects offshore West Africa. The expectation is that West Africa will be the busiest deep water area in 2005 and onwards, with a substantial number of large fields commencing their development drilling phase.

As an example TotalFinaElf are planning the drilling of 111 subsea wells commencing in 2005 on a series of deep water development projects in Angola, with BP similarly expected to drill in excess of 60 subsea wells off Angola. A number of field development projects will also take place for ExxonMobil, Shell and TotalFinaElf both in Angola and Nigeria and in several other West African countries.

For the near term and 2004, there are increased numbers of enquiries for deepwater work in West Africa, Brazil and the Gulf of Mexico.

In Canada we expect to see further activity during 2003, with the prospect of 2004 being a busy exploration year assuming that oil companies comply with their licensing commitments offshore Eastern Canada.

Independent Auditors

On May 16, 2003, the general meeting elected Ernst & Young as Ocean Rig’s independent auditor. Pricewaterhousecoopers, the Company’s, previous auditors, audited the Company’s financial statements contained in the Company’s annual report on 20-F format filed with the US Security and Exchange Commission on June 30, 2003.

Forward-Looking Statements

In addition to the historical information contained herein, this document contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company’s current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among others, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited current operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily under actual conditions or the Company’s failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company’s significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements, remedy defaults or ensure that no further defaults occur; (iv) the incurrence of significant cost overruns in the operation of any of the Company’s rigs; (v) failure of the Company to secure ongoing contracts for its two rigs; (vi) the Company’s inability to meet any future capital requirements; (vii) the Company’s inability to respond to technological changes; (viii) the impact of changed conditions in the oil and gas industry; (ix) the occurrence of any accidents involving the Company or its assets; (x) changes in governmental regulations, particularly with respect to environmental matters; (xi) increased competition or the entry of new competitors into the Company’s markets; and (xii) unforeseen occurrences in any of the areas in which the Company will conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company’s filings with the Securities and Exchange Commission in the United States.

SIGNATURES

     This report has been signed below by the following persons on behalf of Ocean Rig ASA in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Kai Solberg-Hansen

Kai Solberg-Hansen	Chief Executive Officer	August 22, 2003

/s/ Erling Meinich-Bache	Senior Vice President,
Accounting
Erling Meinich-Bache		August 22, 2003

EXHIBIT II

PRESS RELEASE
Date: June 2, 2003
               OCR-New President

Stavanger, Norway - Ocean Rig has employed Thor Kristian Haugnaess in a new position as President, responsible for operation, marketing, quality, safety and environmental issues.

Haugnaess has been working for Schlumberger, the worlds biggest Oilfield Service Company, for 19 years. His current position is Director of Quality, Health, Safety, Security and Environment for Middle East, East Africa and Asia, a position he has held during the last two years. In Schlumberger he has held several positions in Field Operations, Staff and Line Management. His assignment has covered oilfield operations in Europe, Africa, Middle East and Asia. Haugnaess is holding a Master of Science degree in Petroleum Technology from NTH, University in Trondheim, Norway.

The Chairman, Geir Aune, says; “By adding Haugnaess, a highly recognized manager from Schlumberger, to the present management team of Ocean Rig, we are sending a strong signal to the industry about our commitment to safe operation and high quality service for our customers.”

Ocean Rig owns and operate two of the worlds largest and most modern drilling-rigs, built for ultra deep waters and extreme weather conditions. The units are currently operating in Angola and off the east coast of Canada.

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company’s current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily or the Company’s failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company’s significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the Company’s inability to meet any future capital requirements; (v) the Company’s inability to respond to technological changes; (vi) the impact of changed conditions in the oil and gas industry; (vii) the occurrence of any accidents involving the Company or its assets; (viii) changes in governmental regulations, particularly with respect to environmental matters; (ix) increased competition or the entry of new competitors into the Company’s markets; and (x) unforeseen occurrences in any of the areas in which the Company may conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company’s filings with the United States Securities and Exchange Commission.

EXHIBIT III

PRESS RELEASE
Date: June 5, 2003

OCR- new contract for Eirik Raude

Stavanger , Norway - Ocean Rig’s Eirik Raude awarded Imperial Oil Resources Ventures Limited contract for drilling offshore Nova Scotia, Canada.

Ocean Rig Canada Inc., a wholly owned subsidiary of Ocean Rig ASA, has been awarded a contract by Imperial Oil Resources Ventures Limited to drill their Balvenie well offshore Nova Scotia commencing on or about July 1, 2003. The estimated duration of this work is approximately 50 to 60 days.

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company’s current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily or the Company’s failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company’s significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the Company’s inability to meet any future capital requirements; (v) the Company’s inability to respond to technological changes; (vi) the impact of changed conditions in the oil and gas industry; (vii) the occurrence of any accidents involving the Company or its assets; (viii) changes in governmental regulations, particularly with respect to environmental matters; (ix) increased competition or the entry of new competitors into the Company’s markets; and (x) unforeseen occurrences in any of the areas in which the Company may conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company’s filings with the United States Securities and Exchange Commission.

For further information, please contact Geir Aune, Executive Chairman or Kai Solberg-Hansen, CEO: Phone: + 47 51 96 90 00.

Stavanger, June 5th 2003
Ocean Rig ASA

EXHIBIT IV

PRESS RELEASE
Date: June 30, 2003

OCR- Option exercised.

Stavanger, Norway - BP has exercised the 3rd option for Leiv Eiriksson.

Ocean Rig has been advised that the third option well under the present contract in Angola, for its semisubmersible drilling unit the Leiv Eiriksson, has been exercised by BP Exploration (Angola) Limited (BP). This well, which will last for an estimated 50 days, will take place immediately following the second option well to be drilled in ultra deep water, which as previously announced is also for BP.

Ocean Rig owns and operate two of the worlds largest and most modern drilling-rigs, built for ultra deep waters and extreme weather conditions. The units are currently operating in Angola and off the east coast of Canada.

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company’s current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily or the Company’s failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company’s significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the Company’s inability to meet any future capital requirements; (v) the Company’s inability to respond to technological changes; (vi) the impact of changed conditions in the oil and gas industry; (vii) the occurrence of any accidents involving the Company or its assets; (viii) changes in governmental regulations, particularly with respect to environmental matters; (ix) increased competition or the entry of new competitors into the Company’s markets; and (x) unforeseen occurrences in any of the areas in which the Company may conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company’s filings with the United States Securities and Exchange Commission.

For further information please contact:
Geir Aune (Chairman) or Kai Solberg-Hansen (CEO) on phone + 47 - 51 96 90 00

Stavanger, June 30th 2003
Ocean Rig ASA

EXHIBIT V

PRESS RELEASE
Date: July 8, 2003

Ocean Rig ASA - Annual Report 2002 on Form 20-F

Stavanger , Norway - Ocean Rig’s annual report for 2002 on Form 20-F has been filed electronically with the U.S. Securities and Exchange Commission.

The full report is attached to this press release but it can also be viewed by visiting the following address: www.sec.gov.

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company’s current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily or the Company’s failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company’s significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the Company’s inability to meet any future capital requirements; (v) the Company’s inability to respond to technological changes; (vi) the impact of changed conditions in the oil and gas industry; (vii) the occurrence of any accidents involving the Company or its assets; (viii) changes in governmental regulations, particularly with respect to environmental matters; (ix) increased competition or the entry of new competitors into the Company’s markets; and (x) unforeseen occurrences in any of the areas in which the Company may conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company’s filings with the United States Securities and Exchange Commission.

For further information, please contact Erling Meinich-Bache, Senior Vice President Accounting tel: +47 51 96 90 00.

Stavanger, 8 July 2003
Ocean Rig ASA

EXHIBIT VI

PRESS RELEASE
Date: August 15, 2003

OCR- Q2 reporting

Q2 shows operating profit at NOK 23 mill and EBITDA at NOK 96 mill

Ocean Rig presented today an operating profit of NOK 23 mill for the second quarter. This is the first quarter with positive operating profit in the history of the company. The medium to long term outlook for the deepwater drilling market is good, based on rapid increase of development projects in the deepwater segment, high utilization of the deepwater drilling fleet and strong fundamentals for the industry.

EBITDA for the second quarter was NOK 96 mill (NOK -25 mill), operating profit was NOK 23 mill (NOK -58 mill) and net profit was NOK -78 mill (NOK 415 mill). The average effective earnings ratio for the second quarter was 83.5% and so far during the third quarter (45 days) it is 96.5%.

It is the objective of the company to improve its financial performance through implementation of technical modifications, enhanced quality of the operation and utilization of cost saving potentials.

The drilling rigs are currently working on contracts with day rates at the high end of the range for deepwater drilling, reflecting the high specifications of the units. Leiv Eiriksson and Eirik Raude are located in two strategically important markets where the company has gained a strong local position.

For further information, please contact Geir Aune, Executive Chairman or Kai Solberg-Hansen, Managing Director, tel: +47 51 96 90 00.

Stavanger, August 15th 2003
Ocean Rig ASA

The 2. quarter report with financials and notes are attached hereto.

OCR- Q2 reporting

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company’s current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily or the Company’s failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company’s significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the Company’s inability to meet any future capital requirements; (v) the Company’s inability to respond to technological changes; (vi) the impact of changed conditions in the oil and gas industry; (vii) the occurrence of any accidents involving the Company or its assets; (viii) changes in governmental regulations, particularly with respect to environmental matters; (ix) increased competition or the entry of new competitors into the Company’s markets; and (x) unforeseen occurrences in any of the areas in which the Company may conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company’s filings with the United States Securities and Exchange Commission.

Ocean Rig ASA

OCR - Report for the Second Quarter of 2003

(all figure in brackets refer to the corresponding period of the previous year)

The net result for the second quarter amounted to NOK -77.5 million (NOK 414.5 million), corresponding to earnings per share of NOK -1.481 (NOK 25.6) and diluted earnings per share of NOK -1.482 (NOK 22.9). The company’s operating profit for the second quarter amounted to NOK 22.8 million (NOK – 58.0 million), while EBITDA was NOK 96.1 million (- 25.4 million).

Operations in the second quarter and after the end of the quarter

Eirik Raude

Eirik Raude completed its second well on the Flemish Pass offshore New Foundland drilling for PetroCanada on June 12, 2003. On July 2, the rig started drilling the Balvenie well offshore Nova Scotia for Imperial Oil in water depth of 2000 meters. Between these two wells there was a period of 19 days of which 12 days on reduced inspection day rate. The completion of the current well is scheduled for first half of September 2003.

Due to the time gap between the two wells and some technical problems in May, the effective earnings ratio in the second quarter was down to 78%, resulting in an average earnings ratio of 80% for the first half of 2003. The effective earnings ratio so far during the third quarter is about 98%.

Ocean Rig is currently negotiating terms and conditions for continuous operation after completion of the present Imperial well.

Safety on the rig has been satisfactory in the second quarter and the rig has had no lost-time accidents since start of operations in November 2002.

Leiv Eiriksson

Leiv Eiriksson completed the first of six optional wells offshore Angola under the ExxonMobil contract on June 22 and then started on the second option well for BP on block 31. This well is estimated to be completed in the last week of August. Thereafter the rig will start on its third optional well for BP estimated to last around two months.

Due to downtime related to equipment breakdown in June, the second quarter effective earnings ratio was 89%. For the first half year the average effective earnings ratio was 86%. The effective earnings ratio so far during the third quarter is about 95%.

Safety on the rig has been satisfactory with no lost-time accidents since November 2002.

[2]	All figures relating to earnings per share and diluted earnings per share are adjusted to reflect the reverse split of the share (10:1) carried out on 21 May 2003.

Financing

During the second quarter, 782,000 Mandatory Convertible Bonds (issued in August 2002) were converted into 223,428 ordinary shares at NOK 3.50 per share. These actions increased the total number of registered shares of Ocean Rig ASA from 528,302,434 to 528,525,862.

The Annual General Meeting on May 16, 2003, approved a reverse split of shares in the ratio 10:1. As a result of the reverse split, the par value of the Company’s share increased from NOK 1 to NOK 10, effective May 21, 2003. Accordingly, the total number of shares was reduced from 528,525,870 to 52,852,587. (8 new shares where issued to allow total numbers of shares to be divided by 10). If all outstanding Mandatory Convertible Bonds issued in August 2002 were converted to shares, the number of shares in the Company would increase to 71,931,016.

On May 6, the Company exercised an option to extend the final instalment of the May 2002 bond loan, totalling USD 8,7 million, from May 13th to August 13th, 2003. The loan was fully repaid on August 13th.

The company’s operational currency is USD, although some costs are denominated in NOK and GBP. Management has put in place a hedging policy which aims to protect the company’s cash flow from substantial weakening of the USD without unduly restricting the possible gain from a strengthening USD.

Changes in the Board of Directors and Management

At the annual general meeting on May 16, 2003, Jon R. Aisbitt was elected as member of the board of directors. Mid June Thor Kristian Haugnaess joined the company as President. He has been 20 years with Schlumberger and will coordinate all the efforts of creating client satisfaction within his areas of responsibility; marketing, operation, quality and safety.

Results

In the second quarter of 2003, the Ocean Rig Group had operating revenues of NOK 184.6 million (NOK 125.5 million). Both rigs were in operation throughout the entire quarter. For the first half year of 2003 operating revenue totalled NOK 370.1 million (NOK 210.1 million).

Operating expenses for the second quarter totalled NOK 161.8 million (NOK 183.5 million) of which personnel and other operating expenses amounted to NOK 88.6 million (NOK 150.8 million). The improvement in personnel and other operating expenses is mainly due to high start-up costs for Leiv Eiriksson during the second quarter of 2002. For the first half of 2003, operating expenses, excluding the rig write down in March 2003 of NOK 646,8 million, totalled NOK 330.2 million (NOK 366.2 million). Depreciation for the second quarter of 2003 amounted to NOK 73.3 million (NOK 32.6 million). In the second quarter of 2002, only Leiv Eiriksson was depreciated. For the first half of 2003, depreciation totalled NOK 151.5 million (NOK 64.9 million).

The Group’s operating profit for the second quarter of 2003 was NOK 22.8 million (NOK -58.0 million). For the first half of 2003 the operating profit was NOK 39.9 million (NOK -156.1 million) excluding the rig write down of NOK 646.8 million (*). Operating result for the first half year including the write down amounted to NOK

-606.9 million.

The company has cash and debt denominated in USD, which resulted in a net foreign-exchange loss for the second quarter of 2003 of NOK -12.7 million (NOK 494.3 million). For the first half of 2003, net foreign exchange loss totalled NOK -149.4 million (NOK 577.4 million).

Net other financial expenses for the second quarter of 2003 comprised NOK -88.1 million (NOK -24.3 million), thereof NOK -13.5 million is non-cash items related to amortization of debt issue cost. Net other financial expenses for the first half year of 2003 totalled NOK -179.8 million (NOK -77.0 million). Non-cash items related to amortization of debt issue cost in this period amounted to NOK 30.3 million. Net financial items for the second quarter amounted to NOK -100.3 (NOK 472.4 million). For the first half of 2003, net financial items totalled NOK-328.5 million (NOK 504.3 million).

The loss after tax for the second quarter amounted to NOK -77.5 million (NOK 414.5 million), corresponding to diluted loss of NOK -1.48 per share 3 (NOK 22.9 per share). For the first half year, loss after tax totalled NOK -857.9 million (NOK 348.2 million), corresponding to diluted loss of NOK -17.88 per share (NOK 24.8 per share).

At the end of the second quarter of 2003, the Group’s cash and cash equivalents amounted to NOK 143.9 million (NOK 320.4 million), a reduction of NOK 11.8 million from the end of the first quarter of 2003.

A closing price of NOK 7.258 per USD at the end of the second quarter 2003 has been applied. The average exchange rate for the first half year is estimated at NOK 7.033 per USD.

Market conditions

Day rates for rigs in the “ultra deep water” segment are currently at levels of $160,000 to $200,000, this being typically defined as drilling units with ability to work in 2000 meters and deeper.

We are now responding to enquiries for development drilling programmes to commence in 2005 for projects offshore West Africa. The expectation is that West Africa will be the busiest deep water area in 2005 and onwards, with a substantial number of large fields commencing their development drilling phase.

As an example TotalFinaElf are planning the drilling of 111 subsea wells commencing in 2005 on a series of deep water development projects in Angola, with BP similarly expected to drill in excess of 60 subsea wells off Angola. A number of field development projects will also take place for ExxonMobil, Shell and TotalFinaElf both in Angola and Nigeria and in several other West African countries.

For the near term and 2004, there are increased numbers of enquiries for deepwater work in West Africa, Brazil and the Gulf of Mexico.

In Canada we expect to see further activity during 2003, with the prospect of 2004 being a busy exploration year assuming that oil companies comply with their licensing commitments offshore Eastern Canada..

[3]	All figures relating to earnings per share and diluted earnings per share are adjusted to reflect the reverse split of the share (10:1) carried out on 21 May 2003

(*)
According to the new accounting standard for impairment of long lived assets under Norwegian GAAP, effective from January 1, 2003, Ocean Rig wrote down the book value of its drilling rigs by NOK 646.8 million in first quarter 2003.

Status

Ocean Rig has now completed two quarters with both units operating and the status is as follows;

•	Eirik Raude has met expectations related to performance in harsh environment offshore Canada.

•	The two units are located in two strategically important markets where the company has gained a strong local position.

•	We are currently working on contracts with day rates at the high end of the range for deepwater rigs, consistent with the high specifications of our units.

•	The Ocean Rig organisation has proven its capability to operate the sophisticated drilling rigs with good performance.

•	The quality of the operation during the second quarter was not at an acceptable level. There were too many incidents leading to down time and lost revenue.

With the already implemented or planned technical modifications many of the incidents would have been avoided. So far in the third quarter the operational performance has been very good.

•	We do see opportunities to reduce our rig operating cost and overhead cost and become more cost efficient. We are now in the process of implementing measures with the objective to utilize this potential.

Outlook

We want to create a world class oil service company culture that focuses on excellent service quality, leading to reduced down time and improved efficiency. We will achieve this through actions that has already been taken with regard to technical modifications, and through planned and partly implemented actions to improve execution of the operation.

The fundamentals for our industry look strong. Oil and gas prices remain high despite a significant release of tension in the Middle East, low economic growth and the summer season. Major oil companies have seen declining oil reserves for the last 2-3 years and will have to start more drilling in order to maintain reserves and sustainable production.

The backlog of development drilling represented by new plans for deepwater developments is increasing rapidly, and this has traditionally been a strong signal for improved day rates and utilization. The trend of more sub sea development versus fixed platforms amplifies the effect above. Utilization of deep water drilling units is now at about 90%, which means that day rates will be very sensitive to increased demand.

Stavanger, August 14, 2003
Ocean Rig ASA
Board of Directors

Ocean Rig Group
Første kvartal 2003 / First Quarter 2003

Resultatregnskap/ Income Statement

Mill NOK

(Unntatt for resultat pr aksje / except for earnings / loss per share)

Norwegian GAAP:

	2. kvartal/	2. kvartal/	1.halvår/	1.halvår/	Hele året
					2002

	2nd	2nd	First six	First six
	quarter	quarter	Months	Months	Full year
	2003	2002	2003	2002	2002

	Unaudited	Unaudited	Unaudited	Unaudited	Audited

INNTEKTER/REVENUES	184.6	125.5	370.1	210.1	534.3

Personal- og andre driftskostnader / Personnel expenses and other operating expenses	88.6	150.8	178.7	301.2	553.0
Avskrivninger/ Depreciation	73.3	32.6	151.5	64.9	160.6
Nedskrivninger/ asset impairment write down	0.0	0.0	646.8	0.0	0.0
SUM DRIFTSKOSTNADER/ OPERATING EXPENSES	161.8	183.5	977.0	366.2	713.6

DRIFTSRESULTAT/ OPERATING PROFIT/ -LOSS	22.8	-58.0	-606.9	-156.1	-179.3

Finansinntekter / Financial income	0.5	2.4	0.7	3.8	21.5
Agio/ -Disagio / Net exchange gains/ -losses	-12.7	494.3	-149.4	577.4	598.3
Renter og andre finanskostnader / Interest and other financial expenses	-88.1	-24.3	-179.8	-77.0	-231.4
NETTO FINANSPOSTER/ NET FINANCIAL ITEMS	-100.3	472.4	-328.5	504.3	388.4

RESULTAT FØR SKATTEKOSTNAD/ PROFIT/ -LOSS BEFORE TAXES	-77.5	414.5	-935.4	348.2	209.1

Skatter/ taxes	0.0	0.0		0.0	0.0
RESULTAT ETTER SKATTER/ NET RESULT AFTER TAX	-77.5	414.5	-935.4	348.2	209.1

Resultat pr aksje / earnings/ -loss per share (1)	-1.48	25.60	-17.8	28.40	11.0
Utvannet resultat pr aksje ( diluted earnings / -loss per share (1)	-1.48	22.90	-17.8	24.80	7.20

(1)  All earnings per share and diluted earnings per share numbers are adjusted to reflect the reverse split of the share (10:1) done at May 21, 2003.

Ocean Rig Group
Første kvartal 2003 / First Quarter 2003

Balanse/Balance Sheet

Mill NOK

	30.06.03	30.06.02	31.12.02

Norwegian GAAP
Nybyggingskontrakter/ Construction in progress		4,720.7	—
Rigg, boreustyr og andre driftsmidler/ Rig, drilling equipment and other machinery/equipment	8,094.7	3,579.7	8,555.7
Andre aktiva/ Other assets	83.3	83.9	93.9
SUM ANLEGGSMIDLER/TOTAL NON-CURRENT ASSETS	8,178.1	8,384.3	8,649.6

Kortsiktige fordringer/ Current receivables	116.5	144.2	120.3
Betalingsmidler/ Cash and cash equivalents	143.9	320.4	146.0
SUM OMLØPSMIDLER/ TOTAL CURRENT ASSETS	260.4	464.7	266.3

SUM EIENDELER/ TOTAL ASSETS	8,438.5	8,849.0	8,915.9

Aksjekapital/ Share capital	528.5	190.6	492.9
Annen egenkapital/ Other equity	3,356.5	4,017.2	3,965.2
EGENKAPITAL/ SHAREHOLDERS’ EQUITY	3,885.0	4,207.8	4,458.0

Pensjonsforpliktelser/ Pension liabilities	0.6	1.1	0.6
Obligasjonslån/ Secured notes and loans	3,260.6	3,346.5	3,105.5
Konvertibelt obligasjonslån/ Convertible bonds 2000	1,006.9	500.0	996.1
SUM LANGSIKTIG GJELD/ TOTAL LONG-TERM LIABILITIES	4,268.1	3,847.6	4,102.2

Kortsiktige lån/ Short term loans	62.7	324.9	84.3
Leverandørgjeld/ Accounts payable	36.8	77.6	59.2
Annen kortsiktig gjeld / Other short term liabilities	185.8	391.1	212.1
SUM KORTSIKTIG GJELD/ TOTAL CURRENT LIABILITIES	285.3	793.6	355.7

SUM GJELD OG EGENKAPITAL/ TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,438.5	8,849.0	8,915.9

Ocean Rig Group
Første kvartal 2003 / First Quarter 2003

Kontantstrømsanalyse/ Cash Flow Statements

Mill NOK

	2. kvartal/	2. kvartal/	1.halvår/	1.halvår/	Hele året
					2002

	2nd	2nd	First six	First six
	quarter	quarter	Months	Months	Full year
	2003	2002	2003	2002	2002

Netto kontantstrøm tilført fra driften/ Cash flow from operations (A)	0.1	38.6	25.4	-176.3	-140.7

Netto kontantstrøm benyttet til investeringer/ Cash flow from investments (B)	-11.9	-822.8	-30.4	-737.8	-1,525.5

Netto kontantstrøm tilført fra finansiering/ Cash flow from financing (C)	0.0	850.2	1.5	848.0	1,397.6

Effekt av omregningsdifferanse på kontantbeholdning/ Effect of translation differences on cash and cash equivalents (D)	0.0	-31.6	1.4	-37.1	-9.1

Netto økning (reduksjon) i kontantbeholdning/ Net increase (decrease) in cash through the period (A + B + C+D)	-11.8	34.3	-2.1	-103.3	-277.7

Balanse ved periodens begynnelse/ Balance at the beginning of the period	155.6	286.2	146.0	423.7	423.7

Balanse ved periodens slutt/ Balance at the end of the period	143.9	320.4	143.9	320.4	146.0

Ocean Rig Group
Første kvartal 2003 / First Quarter 2003

Borerigg og andre driftsmidler/ Drilling rig and other equipment

Mill NOK

			Andre
	Eirik	Leiv	driftsmidler/
	Raude	Eirikssson	Other equipment	Total

Bokført verdi 31.12.02/ Balance 31.12.02	4,989.2	3,484.5	82.1	8,555.7
Tilgang 1. halvår 2003/ Investments 1st half year 2003	24.5	6,2	4.6	35.3
Avskrivninger 1. halvår 2003 / Depreciation 1st half year 2003	-86.1	-64.8	-0.6	-151.5
Nedskrivinger 1. halvår 2003 / Write-down 1st half year 2003	-646.8			-646.8

Omregningsdifferanser / Foreign exchange translations	301.8	0,0	0.2	302.0

Balanse 31.03.03 / Balance 31.03.03	4,582.6	3,425.9	86.3	8,094,7

Utvikling i egenkapital 2003 /Development of equity 2003

Mill NOK

		Konsernets	Sum
	Aksjekapital/	fond/ Other	egenkapital
	Share capital	Equity	/Total Equity

Egenkapital pr 31.12.02/ Reported equity 31.12.02	492.9	3,965.2	4.458,0
Emisjon/ share issue	35.6	1.2	36.9
Emisjonskostnader/ Costs of share offerings		-2.4	-2.4
Omregningsdifferanser/ Translation difference		327.9	327.9
Resultat 1. kvartal 2003 / Net profit 1st Quarter 2003		-935.4	-935.4

Egenkapital 31.03.03 / Reported equity 31.12..02	528.5	3,356.5	3,885.0

Antall aksjer / Number of shares

	30.06.03	30.06.02	31.12.2002

Antall aksjer / Number of shares (*)	52,852,587	19,062,555	49,288,685

(*) The number of shares are adjusted to reflect the reverse split of the share (10:1) done at May 21, 2003.

The average number of shares used calculating earnings per share for the second quarter of 2003 is 52,264,016. For the first half of 2003 an average of 52,306,018 has been used.

EXHIBIT VII

PRESS RELEASE
Date: August 21, 2003

OCR-Options to Management

Option package awarded to Management

Stavanger, Norway -

With reference to the new share option scheme approved by the Annual General Meeting on May 16th 2003, the following share options have been awarded to the Management of Ocean Rig ASA:

500 000
Kai Solberg-Hansen, Chief Executive Officer

500 000
Thor Kristian Haugnaess, President

300 000
Willy Torhaug, Snr Vice President Operations

200 000
Christian Mowinckel, Snr Vice President Finance

200 000
Robert Warrack, Snr Vice President Marketing

150 000
Erling Meinich-Bache, Snr Vice President Accounting

In addition 790 000 options have been awarded to 15 other key personnel working with Ocean Rig.

The award of the options follows the terms and conditions as outlined in addendum to item 10 under Notice of AGM in press release dated May 6th . A certain portion of the options have been made subject to each individual meeting certain objectives.

Each of the recipients has to pay a price of USD 0.033 for each option.

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company’s current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily or the Company’s failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company’s significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the Company’s inability to meet any future capital requirements; (v) the Company’s inability to respond to technological changes; (vi) the impact of changed conditions in the oil and gas industry; (vii) the occurrence of any accidents involving the Company or its assets; (viii) changes in governmental regulations, particularly with respect to environmental matters; (ix) increased competition or the entry of new competitors into the Company’s markets; and (x) unforeseen occurrences in any of the areas in which the Company may conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company’s filings with the United States Securities and Exchange Commission.

For further information, please contact Kai Solberg-Hansen, Chief Executive Officer, or Senior Vice President Finance Christian Mowinckel, tel: +47 51 96 90 00.

Stavanger, August 21st 2003
Ocean Rig ASA